August 7, 2019

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549

Attention:	Mr. Ruairi Regan
Mr. David Link
Ms. Joanna Lam
Ms. Linda Cvrkel

Re:	Viemed Healthcare, Inc.
Registration Statement on Form 10/A
Filed July 10, 2019
CIK No. 0001729149

Dear Ladies and Gentlemen:

Pursuant to Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Viemed Healthcare, Inc. (the “Company”), the registrant under the above referenced Registration Statement on Form 10/A (the “Registration Statement”), respectfully requests that the Registration Statement be declared effective at 5:00 p.m., Washington, D.C. time, on August 9, 2019, or as soon as practicable thereafter. The Company has been informed by the Nasdaq Capital Market (“Nasdaq”) that Nasdaq will certify to the Commission that the Company has been approved by Nasdaq for listing and registration.

Please contact James Cowen of Porter Hedges LLP at (713) 226-6649 or the undersigned at (337) 504-3802 ext. 128 with any questions or comments with respect to this letter.

Very truly yours,

/s/ Trae Fitzgerald

Trae Fitzgerald
Chief Financial Officer